SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K on October 14, 2004

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

Enclosures:

Nokia Press Release; Nokia reports third-quarter 2004 net sales of EUR 6 939 million, EPS EUR 0.14

PRESS RELEASE
October 14, 2004

Nokia reports third-quarter 2004 net sales of EUR 6 939 million, EPS EUR 0.14

Highlights third quarter 2004

(all comparisons in parentheses are to third quarter 2003 results regrouped according to 2004 organization):

•                  Net sales increased 1% to EUR 6 939 million (EUR 6 874 million in Q3 2003), up 8% at constant currency

•                  Operating profit decreased 20% to EUR 928 million (EUR 1 154 million), with operating margin of 13.4% (16.8%)

•                  EPS (diluted) was EUR 0.14 (EUR 0.17) on net profits of EUR 660 million

•                  Mobile Phones net sales of EUR 4 429 million (EUR 5 118 million) were 13% lower than in 2003, with EUR 822 million operating profit (EUR 1 473 million) and operating margin of 18.6% (28.8%)

•                  Multimedia net sales increased 94% to EUR 914 million (EUR 471 million)

•                  Networks net sales grew 21% to EUR 1 470 million (EUR 1 217 million), with EUR 181 million operating profit (EUR 4 million) and an operating margin of 12.3% (0.3%)

•                  Enterprise Solutions net sales increased 52% to EUR 172 million (EUR 113 million)

•                  Operating cash flow for the quarter was EUR 1.2 billion (EUR 1.2 billion) and overall cash position was EUR 11.8 billion (EUR 10.8 billion) at the end of the quarter

JORMA OLLILA, CHAIRMAN AND CEO:

The strong momentum in the global mobile device industry continued in the third quarter, resulting in a total global mobile device volume of 158 million units, according to our preliminary estimate.  The replacement market in Europe and North America, as well as markets with relatively low mobile penetration rates such as Latin America, continued to be the major contributors to this volume growth.

With more competitively positioned mobile devices in the replacement market and an attractive offering for rapidly growing markets, Nokia’s mobile device volume reached 51.4 million units in the third quarter. While Nokia was able to deliver products in higher-than-expected volumes during the quarter, industry-wide component tightness affected our overall volumes.

Nokia’s mobile device market share increased quarter-on-quarter to 33%, according to our preliminary estimate.  We made substantial market share gains in major Western European markets and maintained our leadership position in China.  However, in the US we lost market share during the quarter, and despite strong sales growth, our market share in Latin America was down slightly from the second quarter 2004.

Nokia net sales increased slightly from third quarter 2003 levels. This was a result of the mobile device market share gains in Europe and continuing strong mobile device sales in China, Latin America and the rest of Asia offsetting the negative sales development in North America.  Sales in the infrastructure business grew significantly in Europe, Latin America and Asia as investments in capacity and coverage increased.

We achieved EUR 0.14 EPS with a combination of healthy demand for Nokia products, which resulted in higher-than-expected sales, and steadfast cost control.  I’m particularly pleased with the growing acceptance of many of our mid-range and high-end products, such as the Nokia 6230 and Nokia 6610i camera phones as well as the Nokia 7610 and Nokia 6600 imaging smartphones, which materially contributed to sales and profits in the third quarter.

To further the focused renewal of our product portfolio, we introduced and started shipping several new mobile devices during the third quarter.  The newly launched products strengthen our high-end and mid-range offering and include a trio of fashion-category phones, the Nokia 7260, Nokia 7270 and Nokia 7280; our third mega-pixel imaging smartphone, the Nokia 6670; and the Nokia 9300 enterprise smartphone.

Our mobile infrastructure business sales grew markedly in Europe, Latin America and Asia during the quarter as operators continued to expand capacity and coverage.  Sustained strong sales in 2G and five new GSM, EDGE and 3G customers in growth markets contributed to Networks solid third-quarter profitability. Highlighting our progress in 3G, Nokia has to date supplied 3G technology to 24 of the 50 commercially launched WCDMA 3G networks in the world.

We aim to continue offering high value-adding products to our customers, including operators, consumers and enterprises, by persistently renewing our competences and product portfolio. To drive these results, we have allocated additional resources to customization and enhanced customer focus, as several recent announcements indicate.  I’m pleased that our efforts in product renewal resulted in market share gains in the third quarter in major Western European markets due to the positive reception of camera phones and Symbian-based, open platform smartphones.  Our increased smartphone offering and investments in software have contributed to our clear leadership in smartphones.

We expect continued strong growth in global mobile device market volumes in the fourth quarter, even as compared to the remarkable final quarter in 2003, and now estimate that the 2004 total market volume will be approximately 630 million units. In the fourth quarter, we will begin shipping several new products focused on the mid-range and high-end to further strengthen the competitiveness of our product portfolio in order to continue building our market share.

NOKIA Q3 AND JANUARY - SEPTEMBER 2004 RESULTS - REPORTED

EUR million	Q3/2004	Q3/2003*	Change (%)	Jan – Sept 2004	Jan – Sept 2003*	Change (%)
Net sales	6 939	6 874	1	20 204	20 666	-2
Mobile Phones	4 429	5 118	-13	12 847	14 913	-14
Multimedia	914	471	94	2 429	1 551	57
Networks	1 470	1 217	21	4 461	3 914	14
Enterprise Solutions	172	113	52	550	403	36
Operating profit	928	1 154	-20	2 973	3 342	-11
Mobile Phones	822	1 473	-44	2 708	4 230	-36
Multimedia	87	-177		15	-293
Networks	181	4		618	-260
Enterprise Solutions	-66	-34	-94	-156	-82	-90
Operating margin (%)	13.4	16.8		14.7	16.2
Mobile Phones (%)	18.6	28.8		21.1	28.4
Multimedia (%)	9.5	-37.6		0.6	-18.9
Networks (%)	12.3	0.3		13.9	-6.6
Enterprise Solutions (%)	-38.4	-30.1		-28.4	-20.3
Financial income and expenses	78	70	11	289	281	3
Profit before tax and minority interests	1 000	1 222	-18	3 246	3 614	-10
Net profit	660	823	-20	2 188	2 424	-10
EPS, EUR
Basic	0.14	0.17	-18	0.47	0.51	-8
Diluted	0.14	0.17	-18	0.47	0.51	-8

* Business Group Q3/2003 and January – September 2003 figures are based on the (unaudited) regrouped 2003 financial results as published on March 25, 2004.

All reported Q3/2004 and January – September 2004 figures can be found in the tables on pages 8 - 13.

BUSINESS DEVELOPMENT AND FORECASTS

THIRD-QUARTER SALES

Nokia’s third-quarter net sales of EUR 6.9 billion increased 1% compared to third quarter 2003.  At constant currency, group net sales would have increased 8% year on year.

Nokia’s overall mobile device volume was 51.4 million units.  Volumes were driven by strong growth in the Europe/Middle East/Africa market, Latin America, China and the rest of Asia, while volumes declined significantly in North America, compared to third quarter 2003.  Nokia’s overall mobile device net sales in euro terms grew significantly in China and Latin America and the rest of Asia, slightly in the Europe/Middle East/Africa market, while declining significantly in North America.

Mobile Phones business group third-quarter net sales decreased 13% year on year to EUR 4.4 billion.  Compared to third quarter 2003, our market mix in the third quarter 2004 was more weighted towards low penetration markets where entry-level phones predominate.  Our mid-range volumes grew, but this was not enough to counter balance the impact of the low penetration markets. Sales also continued to be impacted by the pricing actions primarily taken in the second quarter 2004.

Multimedia business group third-quarter net sales increased 94% year on year to EUR 914 million as strong sales of imaging devices such as, the Nokia 7610 and Nokia 6600, continued.

Networks business group third-quarter net sales increased 21% year on year to EUR 1.5 billion as a result of positive developments in Europe, Latin America and Asia as operators continued to expand network capacity and coverage.

Enterprise Solutions business group third-quarter net sales increased 52% year on year to EUR 172 million, driven by the sales of business-focused mobile devices.

THIRD QUARTER PROFITABILITY

Nokia Group’s operating profit was EUR 928 million (in Q3 2003, EUR 1 154 million operating profit) and operating margin was 13.4% (16.8%).  Third quarter 2004 operating profit included a one-time positive item of EUR 20 million representing the premium return under our multi-line, multi-year insurance program, which expires during 2004.  The return is due to our low claims experience during the policy period.  Third quarter 2004 operating profit was negatively impacted by research and development impairments in Networks totaling EUR 38 million.

Mobile Phones operating profit was EUR 822 million (EUR 1 473 million) with an 18.6% (28.8%) operating margin.  Operating profits and margin continued to be impacted by the pricing actions primarily taken in the second quarter 2004.

In the third quarter, the success of imaging devices positively contributed to Multimedia’s operating profit of EUR 87 million and 9.5% operating margin.

Networks operating profit was EUR 181 million (EUR 4 million) with a 12.3% (0.3%) operating margin, as we anticipated.  Third quarter 2004 operating profit was negatively impacted by research and development impairments in Networks totaling EUR 38 million.  This impairment was due to the discontinuation of activities linked to base station component horizontalization.

Enterprise Solutions operating loss was EUR 66 million with an operating margin of -38.4%, in line with our expectations.

CAPITAL STRUCTURE

Nokia’s operating cash flow for the quarter was EUR 1.2 billion and overall cash position was EUR 11.8 billion as of September 30, 2004.  Net debt-to-equity ratio (gearing) was -81%.

During the quarter, we continued our share buybacks spending EUR 526 million, pursuant to the 2004 Annual General Meeting authorization.  The number of shares repurchased during the quarter was 55 million.

Industry developments and outlook

The global mobile device market continued to grow during the third quarter reaching 158 million units, according to our preliminary estimate.  We expect continued strong volume growth in the fourth quarter along with the usual seasonal development.  We now estimate 2004 total market volume of approximately 630 million units.  Industry component tightness affected third quarter volumes and is expected to continue to some degree in the fourth quarter.

The overall mobile infrastructure market is developing slightly better than previously expected, and Nokia now expects slight to moderate growth for the overall market in 2004 compared to last year in euro terms.

NOKIA OUTLOOK FOR FOURTH QUARTER

Fourth-quarter net sales for Nokia Group are expected to be in the range of EUR 8.4 billion – EUR 8.6 billion compared to fourth-quarter 2003 net sales of EUR 8.8 billion.  EPS (diluted) in the fourth quarter is expected to be in the range of EUR 0.16 – EUR 0.18 compared to fourth quarter 2003 EPS (diluted) of EUR 0.25.

MOBILE PHONES IN THE THIRD QUARTER

Nokia continued to strengthen its product portfolio during the third quarter by beginning shipments of six models and launching three new models.

In the third quarter, Nokia began shipping six new models of which two were camera phones.  These models covered all ranges and form factors:  the color-screen Nokia 2650 fold in the entry-level range; the Nokia 3220 camera phone in the mid-range;

and Nokia 6260 Series 60 fold and swivel design smartphone for business users.  Also three CDMA models began shipping: the color-screen Nokia 6015i and Nokia 6012 as well as the entry-level Nokia 2112.

With the introduction of the first Nokia Fashion Collection, Nokia expanded its high-end product offering with three new camera phones:  the Nokia 7280, a unique slide design without a keyboard; the Nokia 7270 fold; and the Nokia 7260.  The Fashion Collection is characterized by bold colors and art deco designs combined with the latest technology.

MULTIMEDIA IN THE THIRD QUARTER

Building its imaging device portfolio, Nokia launched its third megapixel imaging device, the Nokia 6670, in the third quarter.  Also during the quarter, Nokia started shipping two models for the Americas: the Nokia 6620, an EDGE-enabled imaging smartphone, and the Nokia 6651, a WCDMA/GSM imaging device.  Several operators have selected the Nokia 6630, the world’s smallest 3G WCDMA megapixel smartphone, as part of their 3G WCDMA product portfolio, including Vodafone which will offer the device in Japan and globally later this year.

In the third quarter, Nokia shipped the one-millionth game deck based on the N-Gage platform.  The N-Gage QD also started shipping in the US with support from all three GSM carriers. Nokia announced seven new     N-Gage titles bringing the total N-Gage game portfolio to more than 50 titles.

In addition, Nokia announced the Nokia Remote Camera, the Nokia Wireless GPS Module and a range of wireless Bluetooth headsets and in-car communication kits.

NETWORKS IN THE THIRD QUARTER

Nokia gained four new GSM and GSM/EDGE customers during the third quarter and was awarded infrastructure contracts with Ethiopian Telecommunications in Ethiopia, Bharat Sanchar Nigam Limited in India, Telenor in Pakistan and DCC/Astelit in the Ukraine. Nokia also announced GSM/EDGE and GPRS expansion deals with Jiangxi MCC in China and with Indosat in Indonesia, and an EDGE and Push to talk over Cellular deal with New World Mobility in Hong Kong.

WCDMA 3G continued to gain commercial momentum. Nokia signed WCDMA 3G expansion deals with MTC-Vodafone in Bahrain, and with Chungwa Telecom and Taiwan Cellular Corporation in Taiwan. Nokia also won a new WCDMA 3G customer, signing a GSM/EDGE and WCDMA contract with GPTC in Libya, a new market and new customer for Networks. Nokia is rolling out WCDMA 3G networks with 31 customers in 19 countries. To date, Nokia has supplied 3G technology to 24 of the 50 commercially launched WCDMA 3G networks in the world.

Nokia reinforced its strong position in the services business during the quarter, and managed services were included in the contracts in Pakistan, Taiwan and the Ukraine. In addition, nine of the infrastructure contracts announced during the quarter included the Nokia NetAct operations support system.

Nokia started volume deliveries of its first-to-market, 3GPP Release 4 compliant Nokia MSC Server System designed to reduce operators’ fixed and operation costs.  Nokia has delivered the technology to over 20 operators already.

ENTERPRISE SOLUTIONS IN THE THIRD QUARTER

Nokia launched the Nokia 9300 high-end enterprise smartphone during the third quarter. It blends modern styling, powerful functionality and an integrated full keyboard.

Nokia’s two new high-end network security appliances, the Nokia IP2250 and Nokia IP1220, were well received by the market.  An expanded version of Nokia Secure Access System, an SSL-based remote access solution with client-less VPN functionality, began shipping during the quarter.

Nokia also received US government certification for two of its high performance network security appliances for small- and medium-sized enterprises. Compliance with the Federal Information Processing (FIPS) 140-2 standards provides new opportunities for Nokia network security solutions with the public and private sector organizations in North America.

For images of the mobile devices mentioned in the above sections, please click here:
http://www.nokia.com/results2004Q3e.products.pdf.

TECHNOLOGY DEVELOPMENTS IN THE THIRD QUARTER

During the third quarter, Nokia and Vodafone announced an industry initiative to establish a common, open-standards based, next-generation mobile Java services architecture to develop and deploy consumer and enterprise applications and services.  Nokia also joined the Open Mobile Terminal Platform (OMTP) initiative to consolidate the most important operator requirements for standardization and software platforms. Nokia’s participation in the OMTP helps us create software offerings that will be best positioned to meet operator needs. Nokia also joined the GSM Association, which promotes the interests of GSM operators and is comprised of the world’s leading mobile operator groups, as an Associate member in order to further strengthen our relationships with mobile operators.

In September, Nokia and Metroworks agreed on the transfer of application development technology for the Symbian operating system (OS) to Nokia.  The agreement helps to ensure the availability and to further the evolution of the highest quality development tools for device and application creation on the Symbian OS.

NOKIA IN THE THIRD QUARTER 2004

(International Accounting Standards, IAS, comparisons given to the third quarter 2003 results, unless otherwise indicated. Business Group third quarter 2003 figures are based on the unaudited, regrouped 2003 financial results as published on March 25, 2004.)

Nokia’s net sales increased 1% to EUR 6 939 million (EUR 6 874 million). Sales of Mobile Phones decreased by 13% to EUR 4 429 million (EUR 5 118 million). Sales of Multimedia increased by 94% to EUR 914 million (EUR 471 million). Sales of Networks increased by 21% to EUR 1 470 million (EUR 1 217 million). Sales of Enterprise Solutions increased by 52% and totaled EUR 172 million (EUR 113 million).

Operating profit decreased by 20% to EUR 928 million (EUR 1 154 million), representing an operating margin of 13.4% (16.8%). Operating profit in Mobile Phones decreased by 44% to EUR 822 million (EUR 1 473 million), representing an operating margin of 18.6% (28.8%). Operating profit in Multimedia increased to EUR 87 million (operating loss EUR 177 million), representing an operating margin of 9.5% (-37.6%). Operating profit in Networks increased to EUR 181 million (EUR 4 million), representing an operating margin of 12.3% (0.3%) and included a negative impact from research and development impairments totaling EUR 38 million.  Enterprise Solutions reported an operating loss of EUR 66 million (operating loss of EUR 34 million). Common Group expenses totaled EUR 96 million (EUR 112 million) and included a one-time positive item of EUR 20 million representing the premium return under our multi-line, multi-year insurance program, which expires during 2004.  The return is due to our low claims experience during the policy period.

Financial income totaled EUR 78 million (EUR 70 million). Profit before tax and minority interests was EUR 1 000 million (EUR 1 222 million). Net profit totaled EUR 660 million (EUR 823 million). Earnings per share decreased to EUR 0.14 (basic) and to EUR 0.14 (diluted), compared with EUR 0.17 (basic) and EUR 0.17, (diluted) in the third quarter 2003.

NOKIA IN JANUARY – SEPTEMBER 2004

(International Accounting Standards, IAS, comparisons given to the January – September 2003 results, unless otherwise indicated. Business Group January - September 2003 figures are based on the unaudited, regrouped 2003 financial results as published on March 25, 2004.)

Nokia’s net sales decreased by 2% to EUR 20 204 million (EUR 20 666 million). Sales of Mobile Phones decreased by 14% to EUR 12 847 million (EUR 14 913 million). Sales of Multimedia increased by 57% to EUR 2 429 million (EUR 1 551 million). Sales of Networks increased by 14% to EUR 4 461 million (EUR 3 914 million). Sales of Enterprise Solutions increased by 36% and totaled EUR 550 million (EUR 403 million).

Operating profit decreased by 11% to EUR 2 973 million (EUR 3 342 million), representing an operating margin of 14.7% (16.2%). Operating profit in Mobile Phones decreased by 36% to EUR 2 708 million (EUR 4 230 million), representing an operating margin of 21.1% (28.4%). Operating profit in Multimedia was EUR 15 million (operating loss EUR 293 million), representing an operating margin of 0.6% (-18.9%). Operating profit in Networks increased to EUR 618 million (operating loss EUR 260 million), including a negative impact from research and development impairments totaling EUR 38 million, representing an operating margin of 13.9% (-6.6%). Networks operating profit in January - September 2003 included a gain of EUR 226 million from the revaluation of the France Telecom receivable and a EUR 399 million charge related to restructuring. Enterprise Solutions reported an operating loss of EUR 156 million (operating loss of EUR 82 million). Common Group expenses totaled EUR 212 million (EUR 253 million, including the gain of EUR 56 million on the sale of the remaining shares of Nokian Tyres Ltd) and included a one-time positive item of EUR 110 million representing the premium return under our multi-line, multi-year insurance program, which expires during 2004.  The return is due to our low claims experience during the policy period.

In January – September, net financial income was EUR 289 million (EUR 281 million), including the following one-time positive item of EUR 71 million.  During the second quarter, Nokia sold approximately 50% of its subordinated convertible perpetual bonds issued by France Telecom. As a result, the company booked a total net gain of EUR 71 million. The bonds had been classified as available-for-sale investments and fair valued through shareholders’ equity.

Profit before tax and minority interests was EUR 3 246 million (EUR 3 614 million).  Net profit totaled EUR 2 188 million (EUR 2 424 million).  Earnings per share decreased to EUR 0.47 (basic) and EUR 0.47 (diluted), compared to EUR 0.51 (basic) and EUR 0.51 (diluted).

The average number of employees during January – September was 52 912. At September 30, 2004, Nokia employed a total of 54 783 people (51 359 people at December 31, 2003).

At September 30, 2004, net debt-to-equity ratio (gearing) was –81% (-71% at December 31, 2003). During the January - September 2004, capital expenditure amounted to EUR 321 million (EUR 314 million).

SHARES AND SHARE CAPITAL

Nokia repurchased through its share repurchase plan a total of 55 000 000 shares on the Helsinki Exchanges at an aggregate price of approximately EUR 526 335 720 in the third quarter during the period from July 16 to August 13. The price paid was based on the market price at the time of repurchase. The shares were repurchased to be used for the purposes specified in the authorization held by the Board. The aggregate par value of the shares purchased was EUR 3 300 000, representing approximately 1.2% of the share capital of the company and of the total voting rights. These new holdings did not have any significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

On September 30, 2004, Nokia and its subsidiary companies owned 117 056 663 Nokia shares. The shares had an aggregate par value of EUR 7 023 399.80, representing approximately 2.5 % of the share capital of the company and of the total voting rights. The total number of shares on September 30, 2004, was 4 663 760 300 and the share capital was EUR 279 825 618.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IAS, EUR million (quarterly and January - September reported unaudited, full-year audited)

Reported	7-9/2004	7-9/2003	1-9/2004	1-9/2003	1-12/2003

Net sales	6 939	6 874	20 204	20 666	29 455
Cost of sales	-4 410	-4 104	-12 443	-12 293	-17 237
Research and development expenses	-880	-855	-2 680	-2 773	-3 760
Selling, general and administrative expenses	-717	-723	-2 146	-2 363	-3 363
Revaluation of France Telecom receivable	—	—	—	226	226
One-time item	20	—	110	—	—
Impairment of goodwill	—	—	—	—	-151
Amortization of goodwill	-24	-38	-72	-121	-159

Operating profit	928	1 154	2 973	3 342	5 011
Share of results of associated companies	-6	-2	-16	-9	-18
Financial income and expenses	78	70	289	281	352

Profit before tax and minority interests	1 000	1 222	3 246	3 614	5 345

Tax	-324	-390	-1 024	-1 157	-1 699
Minority interests	-16	-9	-34	-33	-54

Net profit	660	823	2 188	2 424	3 592

Earnings per share, EUR
Basic	0.14	0.17	0.47	0.51	0.75
Diluted	0.14	0.17	0.47	0.51	0.75

Average number of shares (1 000 shares)
Basic	4 564 585	4 755 656	4 621 507	4 775 731	4 761 121
Diluted	4 572 177	4 755 678	4 628 256	4 776 341	4 761 160

Depreciation and amortization, total	205	270	637	860	1 138

NET SALES BY BUSINESS GROUP, EUR million (unaudited)

	7-9/2004	7-9/2003*	1-9/2004	1-9/2003*	1-12/2003
Mobile Phones	4 429	5 118	12 847	14 913	20 951
Multimedia	914	471	2 429	1 551	2 504
Networks	1 470	1 217	4 461	3 914	5 620
Enterprise Solutions	172	113	550	403	529
Inter-business group eliminations	-46	-45	-83	-115	-149

Nokia Group	6 939	6 874	20 204	20 666	29 455

OPERATING PROFIT BY BUSINESS GROUP, IAS, EUR million (unaudited)

Reported	7-9/2004	7-9/2003*	1-9/2004	1-9/2003*	1-12/2003
Mobile Phones	822	1 473	2 708	4 230	5 927
Multimedia	87	-177	15	-293	-186
Networks	181	4	618	-260	-219
Enterprise Solutions	-66	-34	-156	-82	-141
Common Group Functions (1)	-96	-112	-212	-253	-370

Nokia Group	928	1 154	2 973	3 342	5 011

* Business Group 7-9/2003 and 1-9/2003 figures are based on the unaudited regrouped 2003 financial results as published on March 25, 2004.

(1) 7-9/2004 includes EUR 20 million and 1-9/2004 EUR 110 million return of insurance premium.

CONSOLIDATED BALANCE SHEET, IAS, EUR million (unaudited)

	30.9.2004	30.9.2003	31.12.2003
ASSETS
Fixed assets and other non-current assets
Capitalized development costs	369	698	537
Goodwill	114	376	186
Other intangible assets	178	172	185
Property, plant and equipment	1 552	1 639	1 566
Investments in associated companies	206	33	76
Available-for-sale investments	166	947	121
Deferred tax assets	647	737	743
Long-term loans receivable	—	561	354
Other non-current assets	71	69	69
	3 303	5 232	3 837
Current assets
Inventories	1 261	1 274	1 169
Accounts receivable	4 111	4 672	5 231
Prepaid expenses and accrued income	1 255	1 085	1 106
Short-term loans receivable	366	298	465
Available-for-sale investments	404	—	816
Available-for-sale investments, cash equivalents	10 582	9 396	10 151
Bank and cash	1 205	1 393	1 145
	19 184	18 118	20 083
Total assets	22 487	23 350	23 920

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	280	288	288
Share issue premium	2 274	2 262	2 272
Treasury shares	-1 298	-777	-1 373
Translation differences	-66	21	-85
Fair value and other reserves	16	45	93
Retained earnings	12 739	12 766	13 953
	13 945	14 605	15 148
Minority interests	150	166	164

Long-term liabilities
Long-term interest-bearing liabilities	19	54	20
Deferred tax liabilities	202	232	241
Other long-term liabilities	68	66	67
	289	352	328
Current liabilities
Short-term borrowings	347	409	387
Current portion of long-term debt	28	57	84
Accounts payable	2 855	2 761	2 919
Accrued expenses	2 410	2 511	2 468
Provisions	2 463	2 489	2 422
	8 103	8 227	8 280
Total shareholders’ equity and liabilities	22 487	23 350	23 920
Interest-bearing liabilities	394	520	491
Shareholders’ equity per share, EUR	3.07	3.08	3.22
Number of shares (1 000 shares) (1)	4 546 704	4 740 825	4 700 268

(1) Shares owned by Group companies are excluded

CONSOLIDATED CASH FLOW STATEMENT, IAS, EUR million (unaudited)

	1-9/2004	1-9/2003	1-12/2003
Cash flow from operating activities
Net profit	2 188	2 424	3 592
Adjustments, total	1 386	1 851	2 953
Net profit before change in net working capital	3 574	4 275	6 545
Change in net working capital	829	274	-203
Cash generated from operations	4 403	4 549	6 342
Interest received	228	208	256
Interest paid	-17	-33	-33
Other financial income and expenses	72	211	119
Income taxes paid	-1 114	-976	-1 440

Net cash from operating activities	3 572	3 959	5 244

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	—	-2	-7
Purchase of non-current available-for-sale investments	-363	-270	-282
Purchase of shares in associated companies	-107	—	-61
Additions in capitalized development costs	-75	-200	-218
Long-term loans made to customers	—	-97	-97
Proceeds from repayments and sale of long-term loans receivable	365	107	315
Proceeds from (+), payment (-) of other long-term receivables	-4	-18	-18
Proceeds from (+), payment (-) of short-term loan receivables	79	77	63
Capital expenditures	-320	-315	-432
Proceeds from sale of current available-for-sale investments	425	—	—
Proceeds from sale of non-current available-for-sale investments	339	354	381
Proceeds from sale of fixed assets	8	23	19
Dividends received	21	24	24

Net cash from/used in investing activities	368	-317	-313

Cash flow from financing activities
Proceeds from stock option exercises	—	23	23
Purchase of treasury shares	-1 924	-757	-1 355
Proceeds from long-term borrowings	1	8	8
Repayment of long-term borrowings	-2	-50	-56
Proceeds from (+), payment of (-) short-term borrowings	-122	24	-22
Dividends paid	-1 414	-1 380	-1 378

Net cash used in financing activities	-3 461	-2 132	-2 780

Foreign exchange adjustment	19	-94	-182

Net increase in cash and cash equivalents	498	1 416	1 969

Cash and cash equivalents at beginning of period	11 296	9 351	9 351
Cash and cash equivalents at end of period	11 794	10 767	11 320
Change in net fair value of current available-for-sale investments	-7	22	-24
As reported on balance sheet	11 787	10 789	11 296

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IAS, EUR million (unaudited)

	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Retained earnings	Total
Balance at December 31, 2002	287	2 225	-20	135	-7	11 661	14 281
Share issue related to acquisitions		18					18
Stock options exercised	1	23					24
Stock options exercised related to acquisitions		-4					-4
Acquisition of treasury shares			-763				-763
Reissuance of treasury shares			6				6
Dividend						-1 340	-1 340
Translation differences				-183			-183
Net investment hedge gains				69			69
Cash flow hedges					-19		-19
Available-for-sale investments					71		71
Other increase, net						21	21
Net profit						2 424	2 424
Balance at September 30, 2003	288	2 262	-777	21	45	12 766	14 605
Balance at December 31, 2003	288	2 272	-1 373	-85	93	13 953	15 148
Stock options exercised related to acquisitions		-6					-6
Acquisition of treasury shares			-1 933				-1 933
Reissuance of treasury shares			10				10
Cancellation of treasury shares	-8	8	1 998			-1998	—
Dividend						-1 398	-1 398
Translation differences				48			48
Net investment hedge losses				-29			-29
Cash flow hedges					-48		-48
Available-for-sale investments, net of tax					-29		-29
Other decrease, net						-6	-6
Net profit						2 188	2 188
Balance at September 30, 2004	280	2 274	-1 298	-66	16	12 739	13 945

COMMITMENTS AND CONTINGENCIES, EUR million (unaudited)

	GROUP
	30.09.04	30.09.03	31.12.03
Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	13	13	13
Collateral given on behalf of other companies
Securities pledged	—	31	28
Contingent liabilities on behalf of Group companies
Other guarantees	251	226	184
Contingent liabilities on behalf of other companies
Guarantees for loans	4	51	5
Other guarantees	2	—	—
Leasing obligations	710	830	753
Financial commitments
Customer financing	56	631	490

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million (1) (unaudited)

	30.09.2004	30.09.2003	31.12.2003

Foreign exchange forward contracts (2)	11 840	11 243	10 271
Currency options bought (2)	939	1 278	2 924
Currency options sold (2)	324	952	2 478
Interest rate swaps and futures	—	—	1 500
Credit default swaps (3)	200	—	—
Cash settled equity options (4)	237	228	228

(1) Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

(2) Notional amounts include contracts used to hedge the shareholders’ equity of foreign subsidiaries.

(3) Credit default swaps include contracts used to hedge counterparty credit risks.

(4) Cash settled equity swaps and options can be used to hedge risks relating to incentive programs and investment activities.

1 EUR = 1.223 USD

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding:  A) the timing of product and solution launches and deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations and targets for our results of operations; E) the outcome of pending and threatened litigation; and F) statements preceded by ‘‘believe,’’ ‘‘expect,’’ ‘‘anticipate,’’ ‘‘foresee’’ or similar expressions are forward-looking statements.  Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to:  1) developments in the mobile communications industry and the broader mobility industry, including the development of the mobile software and services market, as well as industry consolidation and other structural changes; 2) timing and success of the introduction and roll out of new products and solutions; 3) demand for and market acceptance of our products and solutions; 4) the impact of changes in technology and the success of our product and solution development; 5) the intensity of competition in the mobility industry and changes in the competitive landscape; 6) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 7) pricing pressures; 8) the availability of new products and services by network operators and other market participants; 9) general economic conditions globally and in our most important markets; 10) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 11) inventory management risks resulting from shifts in market demand; 12) our ability to source quality components without interruption and at acceptable prices; 13) our success in collaboration arrangements relating to technologies, software or new products and solutions; 14) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 15) any disruption to information technology systems and networks that our operations rely on; 16) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 17) developments under large, multi-year contracts or in relation to major customers; 18) the management of our customer financing exposure; 19) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) our ability to implement our new organizational structure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12 to 21 of the company’s Form 20-F for the year ended December 31, 2003 under “Item 3.D Risk Factors.”

NOKIA, Helsinki, FINLAND – OCTOBER 14, 2004

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

www.nokia.com

• Nokia will report Q4 and full-year 2004 results on January 27, 2005.

• Nokia will publish four interim reports in 2005.

• The Annual General Meeting is scheduled to be held on April 7, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2004		Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel